Filed by Dell Technologies Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1933

Subject Company: Dell Technologies Inc.

(Commission File No. 001-37867)

•	The following is a fact sheet relating to Dell Technologies Inc. that was first made available on July 2, 2018

DELL Technologies

Dell Technologies is the world's largest infrastructure technology company with the industry's most comprehensive and innovative portfolio from the edge to the core to the cloud

One-stop-shop. Software-defined infrastructure. Virtualization. Multi-cloud. Cybersecurity. Server. Client Storage. Networking.

By the Numbers

THE BASICS

- **180** COUNTRIES
- **85%** of engineers are SOFTWARE ENGINEERS
- **99%** of FORTUNE 500 companies are DELL Technologies CUSTOMERS
- The SIZE, SCOPE & FREQUENCY of very large customer deals is like NOTHING we have EVER seen: More than 40 Customers purchased $40+M of Dell products and services each in the last two quarters alone
- APPROXIMATELY **40K** SALESFORCE
- **145K** TEAM MEMBERS
- **30K+** Services & Support Employees

3RD-PARTY RANKINGS

- **#1** Share in nearly all (23) areas where Dell Technologies competes, according to IDC
- **#2** Combined # 2 position (Dell, Dell EMC, VMware) in IEEE's Patent Power 2017 scorecard
- **#2** Ranked #2 by Fortune in World's Most Admired Companies 2018 (Computer Industry)
- **Leader** in 13 Gartner Magic Quadrants

INVESTMENT IN INNOVATION

Approximately $13 billion R&D investments over the past 3 fiscal years (Dell); $4.5 billion per year moving forward

Dell Technologies Capital invests $100 million annually in startups; Completed 24 investments and 11 exits, including three unicorn IPOs worth $11 billion from May 2017 to April 2018

Excellent Financial Shape

In Q1 FY19, the company generated:

- GAAP revenue of $21.4 billion, a 19% increase YoY
- $2.4 billion of adjusted EBITDA, a 33% increase YoY

Over the trailing twelve-month period Dell Technologies generated:

- $83.5 billion non-GAAP revenue
- $9.7 billion adjusted EBITDA
- $7.7+ billion in cash flow from operations

Dell Technologies has maintained a disciplined pace of deleveraging, having paid down $13 billion of debt since its merger with EMC in September 2016

DELL | DELLEMC | Pivotal | RSA | Secureworks | virtustream | vmware

"Better Together" Family of Businesses

DELL Dell services consumers to organizations of all sizes with the industry's broadest, most innovative end-user portfolio. 21 quarters of PC unit share growth.
1 worldwide display vendor for 19th quarter, # 1 workstation provider. Won record number (87) of CES awards 2018.

DELL EMC Dell EMC serves a key role in providing the essential infrastructure for organizations to build their digital future, transform IT and protect their most important asset: information. Six consecutive quarters of server revenue growth. #2 share in x86 servers and storage.

vmware VMware software powers the world's most complex digital infrastructure. The company's compute, cloud, mobility, networking and security offerings provide a dynamic and efficient digital foundations to over 500,000 customers globally, aided by an ecosystem of 75,000 partners.

virtustream Virtustream enterprise-class cloud services and software are trusted by enterprises worldwide, like Coca-Cola, to run their mission-critical applications like SAP in the cloud.

RSA RSA security solutions are used by more than 30,000 customers to secure more than 50 million identities ad protect more than 1 billion consumers worldwide.

Pivotal Pivotal is "the go-to brand for large organizations that are being disrupted by pesky start-ups or otherwise feel the need to improve their software approaches. Ask HSBC, Sainsbury's, BMW, Daimler, Volkswagen or Allianz." *(IDG Connect)*

Secureworks Secureworks has provided trusted managed security services to organizations of all sizes since 1999, processing more than 250 billion cyber events each day for 4,400 clients in more than 55 countries.

DELL Boomi Dell Boomi is the leading cloud integration and work-flow automation software provider for more than 7,500 organizations, and was named the 2018 SIAA CODiE Awards "Best Data Integration Solution."

What Others Say

"I don't think it's hyperbole to say Dell is better-positioned than every other vendor out there…when it comes down to the vendor to trust most — and most often — it will probably come down to Dell."

– IT Trends & Analysis (May 10, 2018)

"I have to give Michael Dell credit – he has led Dell Technologies to be a much more interconnected and valuable company while maintaining best of breed components. This is very hard to do."

– Patrick Moorhead, Analyst, *Forbes* (May 2, 2018)

DELL DELL EMC Pivotal RSA Secureworks virtustream vmware

No Offer or Solicitation This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law. Additional Information and Where to Find It This communication is being made in respect of the proposed merger of a wholly-owned subsidiary of Dell Technologies Inc. (“Dell Technologies”) with and into Dell Technologies, with Dell Technologies as the surviving entity, pursuant to which each share of Class V common stock of Dell Technologies will, at the election of the holder, convert into the right to receive shares of Class C common stock of Dell Technologies or cash, without interest, and each existing share of Class A common stock, Class B common stock and Class C common stock of Dell Technologies will be unaffected by the merger and remain outstanding. The proposed transaction requires the approval of a majority of the aggregate voting power of the outstanding shares of Class A common stock, Class B common stock, Class V common stock other than those held by affiliates of Dell Technologies, in each case, voting as a separate class, and all outstanding shares of common stock of Dell Technologies, voting together as a single class, and will be submitted to stockholders for their consideration. Dell Technologies will file a registration statement containing a preliminary proxy statement/prospectus regarding the proposed transaction with the Securities and Exchange Commission (“SEC”). After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to each holder of Class A common stock, Class B common stock, Class C common stock and Class V common stock entitled to vote at the special meeting in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may get these documents, when available, for free by visiting EDGAR on the SEC Website at www.sec.gov or by visiting Dell Technologies’ website at http://investors.delltechnologies.com. Participants in the Solicitation Dell Technologies and its directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from its stockholders in favor of the proposed merger and the other transactions contemplated by the merger agreement, including the exchange of shares of Class V common stock of Dell Technologies for shares of Class C common stock of Dell Technologies or cash. Information regarding Dell Technologies’ directors and executive officers is contained in Dell Technologies’ proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on May 15, 2018. Additional information concerning persons who may be considered participants in such solicitation under the rules of the SEC, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the aforementioned proxy statement/prospectus to be filed with the SEC. Dell Technologies Inc. Disclosure Regarding Forward-Looking Statements This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “may,” “will,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “aim,” “seek,” and similar expressions as they relate to Dell Technologies or its management are intended to identify these forward-looking statements. All statements by Dell Technologies regarding its expected financial position, revenues, cash flows and other operating results, business strategy, legal proceedings, and similar matters are forward-looking statements. The expectations expressed or implied in these forward-looking statements may not turn out to be correct. Dell Technologies’ results could be materially different from its expectations because of various risks, including but not limited to: (i) the failure to consummate or delay in consummating the proposed transaction, including the failure to obtain the requisite stockholder approvals or the failure of VMware, Inc. to pay the special dividend or any inability of Dell Technologies to pay the cash consideration to Class V holders; (ii) the risk as to the trading price of Class C common stock to be issued by Dell Technologies in the proposed transaction relative to the trading price of shares of Class V common stock and VMware, Inc. common stock; and (iii) the risks discussed in the “Risk Factors” section of the registration statement containing a preliminary proxy statement/prospectus that will be filed with the SEC as well as its periodic and current reports filed with the SEC. Any forward-looking statement speaks only as of the date as of which such statement is made, and, except as required by law, Dell Technologies undertakes no obligation to update any forward-looking statement after the date as of which such statement was made, whether to reflect changes in circumstances or expectations, the occurrence of unanticipated events, or otherwise.